GREAT PANTHER SILVER LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
 DECEMBER 31, 2011 and 2010

Expressed in Canadian Dollars

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Great Panther Silver Limited is responsible for the presentation and preparation of the accompanying consolidated financial statements of Great Panther Silver Limited and all related financial information contained in this Annual Report, including Management’s Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards. They include certain amounts that are based on estimates and judgments of management. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three independent directors. The Audit Committee meets quarterly to review the Company’s consolidated financial statements and Management’s Discussion and Analysis, and on an annual basis, the independent auditors’ report. The Audit Committee recommends to the Board of Directors the external auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. The independent auditors have unrestricted access to the Company, the Audit Committee, and the Board of Directors.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2011, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in their report which appears herein.

"Robert A. Archer"	"Martin B. Carsky"
Chief Executive Officer	Chief Financial Officer

March 9, 2012	March 9, 2012

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders & Board of Directors of Great Panther Silver Limited

We have audited the accompanying consolidated financial statements of Great Panther Silver Limited, which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Great Panther Silver Limited as at December 31, 2011, December 31, 2010 and January 1, 2010 and its consolidated results of operations and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010, in accordance with International Financial Reporting Standards.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Panther Limited's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2012 expressed an unmodified opinion on the effectiveness of Great Panther Silver’s internal control over financial reporting.

Chartered Accountants

March 9, 2012
Vancouver, Canada

2

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors Great Panther Silver Limited

We have audited Great Panther Silver Limited’s ("the Company") internal control over financial reporting as of December 31, 2011 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and our report dated March 9, 2012 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

March 9, 2012
Vancouver, Canada

2

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

December 31, 2011 and 2010

	December 31,	December 31,	January 1,
	2011	2010	2010
		(note 22)	(note 22)
Assets

Current assets:
Cash and cash equivalents	$39,437	$13,967	$13,312
Restricted cash (note 15)	-	151	-
Marketable securities	80	200	23
Trade and other receivables (note 4)	14,076	9,635	5,539
Income taxes recoverable	374	239	342
Inventories (note 5)	4,591	2,615	1,438
Prepaid expenses, deposits and advances	1,732	1,240	1,585
	60,290	28,047	22,239
Non-current assets:
Mineral properties, plant and equipment (note 6)	41,946	27,130	19,212
Intangible assets (note 7)	708	274	102
	42,654	27,404	19,314
	$102,944	$55,451	$41,553

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables (note 8)	$6,350	$4,758	$2,631
Finance lease obligations	130	369	801
Promissory notes (note 9a)	-	373	122
Convertible loan notes (note 9b)	-	3,716	-
Current tax liability (note 18)	-	19	27
	6,480	9,235	3,581
Non-current liabilities:
Finance lease obligations	-	128	63
Promissory notes (note 9a)	-	77	118
Convertible loan notes (note 9b)	-	-	3,103
Reclamation and remediation provision (note 10)	2,154	1,955	2,086
Deferred tax liability (note 18)	1,824	-	2,162
	3,978	2,160	7,532
Shareholders’ equity:
Share capital (note 11)	121,536	83,470	75,910
Reserves	6,465	7,607	12,211
Deficit	(35,515)	(47,021)	(57,681)
	92,486	44,056	30,440
	$102,944	$55,451	$41,553

Nature of operations (note 1).
Commitments and contingencies (note 20).
See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

“Robert A. Archer”	“Robert W. Garnett”
Robert A. Archer, Director	Robert W. Garnett, Director

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars, except per share data)

For the years ended December 31, 2011 and 2010

	2011	2010
		(note 22)

Revenue	$57,818	$42,206
Cost of sales:
Production costs	25,475	21,161
Amortization and depletion	4,465	4,117
Share-based payments	962	481
	30,902	25,759

Gross profit	26,916	16,447

General and administrative expenses (note 12)	9,106	6,369

Finance and other income (expense):
Interest income	435	115
Finance costs (note 13)	(324)	(1,154)
Foreign exchange loss (note 17)	(4,572)	(299)
Other income (expense)	142	(163)
	(4,319)	(1,501)

Income before income taxes	13,491	8,577

Income tax recovery (expense) (note 18):
Current	(108)	(113)
Deferred	(1,877)	2,196
	(1,985)	2,083
Net income for the year	$11,506	$10,660

Other comprehensive loss
Foreign currency translation	(352)	(3,796)
Change in fair value of available-for-sale financial assets	(103)	(10)
	(455)	(3,806)
Total comprehensive income for the year	$11,051	$6,854

Earnings per share
Basic	$0.09	$0.09
Diluted	$0.08	$0.09

Weighted average number of common shares (note 11f)
Basic	131,072,380	114,422,226
Diluted	135,401,113	118,932,620

See accompanying notes to the consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in thousands of Canadian dollars)

For the years ended December 31, 2011 and 2010

	Share Capital			Reserves
	Number			Share
	of			option	Foreign					Total
	shares			and	currency	Convertible	Fair			shareholders’
	(000’s	)	Amount	warrants	translation	loan notes	value	Total	Deficit	equity
Balance at January 1, 2010	111,240		$75,910	$10,268	$-	$1,966	$(23)	$12,211	$(57,681)	$30,440
Warrants exercised (note 11e)	4,155		4,721	(190)	-	-	-	(190)	-	4,531
Share options exercised (note 11d)	4,519		2,871	(1,477)	-	-	-	(1,477)	-	1,394
Share issuance cost	-		(32)	-	-	-	-	-	-	(32)
Share-based payments	-		-	869	-	-	-	869	-	869
Comprehensive income	-		-	-	(3,796)	-	(10)	(3,806)	10,660	6,854
Balance at December 31, 2010	119,914		$83,470	$9,470	$(3,796)	$1,966	$(33)	$7,607	$(47,021)	$44,056

Balance at January 1, 2011	119,914		$83,470	$9,470	$(3,796)	$1,966	$(33)	$7,607	$(47,021)	$44,056
Warrants exercised (note 11e)	6,856		6,409	(239)	-	-	-	(239)	-	6,170
Share options exercised (note 11d)	3,089		3,670	(1,362)	-	-	-	(1,362)	-	2,308
Extinguishment of convertible loan notes (note 9b)	1,800		5,859	-	-	(1,966)	-	(1,966)	-	3,893
Short form prospectus financing (note 11c)	5,750		22,128	384	-	-	-	384	-	22,512
Share-based payments	-		-	2,496	-	-	-	2,496	-	2,496
Comprehensive income	-		-	-	(352)	-	(103)	(455)	11,506	11,051
Balance at December 31, 2011	137,409		$121,536	$10,749	$(4,148)	$-	$(136)	$6,465	$(35,515)	$92,486

See accompanying notes to the consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the years ended December 31, 2011 and 2010

	2011	2010
		(note 22)
Cash flows from operating activities
Net income for the year	$11,506	$10,660

Items not involving cash:
Amortization and depletion expense	4,561	4,169
Unrealized foreign exchange (gains) losses (note 17)	3,849	8
Deferred income taxes	1,877	(2,196)
Accretion on reclamation and remediation provision (note 10)	47	41
Share-based payments (note 12)	2,210	869
Interest accretion on convertible loan notes (note 13)	239	939
Loss (gain) on disposal of mineral properties, plant and equipment	(112)	138
Shares received for mineral property and capital expenditures	-	(23)
	24,177	14,605

Changes in non-cash working capital:
Trade and other receivables	(4,441)	(4,263)
Income taxes recoverable	(135)	103
Inventories	(1,821)	(905)
Prepaid expenses, deposits and advances	(599)	339
Trade and other payables	1,937	1,382
Current tax liability	(19)	(8)
Net cash from operating activities	19,099	11,253

Cash flows from investing activities:
Intangible assets	(627)	(224)
Mineral properties, plant and equipment	(23,459)	(14,899)
Proceeds from disposal of capital assets	149	37
Restricted cash	151	(151)
Net cash used in investing activities	(23,786)	(15,237)

Cash flows from financing activities:
Repayment of capital lease obligations	(367)	(938)
Repayment of promissory notes (note 9a)	(450)	(292)
Repayment of convertible loan notes (note 9b)	(62)	-
Proceeds from exercise of options (note 11d)	2,309	2,871
Proceeds from exercise of warrants (note 11e)	6,170	3,054
Issuance of shares for cash, net of issue costs	22,512	(32)
Net cash from financing activities	30,112	4,663

Effect of foreign currency translation on cash	45	(24)

Increase in cash and cash equivalents	$25,470	$655
Cash and cash equivalents, beginning of year	13,967	13,312
Cash and cash equivalents, end of year	$39,437	$13,967

Supplemental cash flow information

	2011	2010
Interest received	$378	$116
Interest paid	$171	$436
Income taxes paid	$267	$112

See accompanying notes to the consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

1.	Nature of operations

Great Panther Silver Limited (the “Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share. On December 17, 2009, the Company’s shareholders approved changing the Company's name from Great Panther Resources Limited to Great Panther Silver Limited which became effective as of January 1, 2010. No change to the Company's capital structure was involved and the common shares of the Company trade on the Toronto Stock Exchange under the symbol “GPR.” On February 8, 2011, the Company’s shares were listed on NYSE Amex stock exchange in the United States under the trading symbol “GPL.” The address of the Company’s registered office is Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3.

The Company is in the business of acquisition, development, exploration, and operation of mineral properties and mines in Mexico. Among the properties in which the Company has interests, the Topia and Guanajuato mines are in production. In addition, the Company has a development stage property, San Ignacio, for which the Company has published a NI43-101 compliant resource estimate. The Company’s other mineral property interests, Santa Rosa, is in the exploration stage and it has not yet been determined as to whether this property contains ore reserves that are economically viable.

Based on the Company’s current cash flow and future projections, these financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Basis of presentation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Accounting Standards 1, Presentation of financial statements (“IAS 1”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These are the Company’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1"), has been applied. Previously, the Company prepared its consolidated annual financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”).

Reconciliations between the Company’s previously reported statement of financial position, statement of comprehensive income (loss), and statement of cash flow under GAAP and those reported under IFRS are presented in note 22.

These consolidated financial statements were approved by the Board of directors on March 8, 2012.

(b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., Minera de Villa Seca, S.A. de C.V., Great Panther Silver Peru S.A.C., and New Age Investments Inc. All inter-company balances and transactions are eliminated on consolidation.

(c)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

(d)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars which is the Company’s presentation currency and functional currency. The functional currency of the Company’s Mexican subsidiaries is the Mexican Peso and these subsidiaries have been translated to the Canadian dollar in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21"). These guidelines require that assets and liabilities be translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the exchange rate at the dates of the transactions. All resulting exchange differences are reported as a separate component of shareholders’ equity as foreign currency translation reserve.

Prior to January 1, 2010, the functional currency of the Company’s Mexican subsidiaries was the Canadian dollar. Therefore, no amounts were recorded in the foreign currency translation reserve prior to January 1, 2010.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

2.	Basis of presentation - continued

	(e)	Translation of foreign currency transactions

Transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date and non-monetary assets and liabilities are translated at historical rates. Foreign currency gains and losses arising from translation are included in income.

	(f)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, reclamation and remediation provision, valuation of trade and other receivables, current and deferred income tax liabilities, assumptions used in determining the fair value of non-cash share-based payments, and the fair value of the liability component of convertible loan notes. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently by the Company's entities and to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for the purposes of the transition to IFRS:

	(a)	Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash. Short term investments have maturity dates of three months or less from the date of purchase.

	(b)	Inventories

Inventories consist of:

•

Ore stockpiles and concentrate inventories which are valued at the lower of weighted average cost and net realizable value. Costs include production costs, amortization and depletion, and share-based payments directly attributable to the inventory production process.

•

Materials and supplies inventory, which includes the cost of consumables used in operations such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average cost and replacement cost which approximates net realizable value. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of property, plant, and equipment.

•	Silver bullion, to be minted and sold as coins and bars, is recorded at lower of cost and net realizable value.

(c)	Exploration and evaluation expenditures

The fair value at acquisition date of property or exploration rights acquired either through a business combination or asset acquisition is capitalized.

Exploration expenditures incurred on grassroots projects and on new mineral properties are expensed as incurred as mineral property exploration expenditures in the statement of comprehensive income. Examples of exploration expenditures that are expensed under this policy include: topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; and sampling. Such expenditures will continue to be expensed until a mineral resource is identified of such quantity and grade or quality that it has reasonable prospects for economic extraction.

Activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource are capitalized and included in mineral properties on the statement of financial position. Such expenditures will continue to be capitalized until the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable and management has made a decision to proceed with development of the property.

Capitalized acquisition and evaluation expenditures are classified as intangible assets within mineral properties, plant and equipment.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies - continued

	(d)	Mineral properties, plant and equipment

When the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable and management has made a decision to proceed with development, costs incurred to develop such property are capitalized as mine development costs.

Capitalized mine development costs incurred on mineral properties where there is no commercial production are not depreciated.

Once commercial production has commenced, mine development costs, production facilities and equipment are depreciated using the units-of-production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets relate.

On December 31, 2010, the Company extended the Guanajuato mine life from 3 years to 5 years and retained Topia’s mine life at 10 years. Effective December 31, 2011, the Company extended the mine life of each of its Guanajuato and Topia mines one additional year to revise the lives to 5 and 10 years respectively. Management’s estimate of expected remaining mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors. Changes in mine lives are recognized prospectively. As a result, the expected useful lives of these assets has increased. The effect of these changes on depreciation expense, recognized in cost of sales, in current and future periods are as follows:

Effect of December 31, 2010 change in mine life
	2011	2012	2013	2014	2015	Later
(Decrease) increase in amortization and depletion	$(1,838)	$(1,838)	$(1,838)	$2,422	$2,422	$670

Effect of December 31, 2011 change in mine life
	2012	2013	2014	2015	2016	Later
(Decrease) increase in amortization and depletion	$(1,433)	$(1,433)	$(1,433)	$(1,433)	$4,968	$764

Maintenance and repairs are charged to operations as incurred. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income.

Equipment held at the Company’s head office are recorded at cost less accumulated depreciation, calculated using the following basis:

Computer equipment	straight-line over the estimated useful life of 3 years
Furniture and fixtures	straight-line over the estimated useful life of 5 years
Office equipment	straight-line over the estimated useful life of 5 years
Leasehold improvements	straight-line over the term of the lease

(e)	Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Finance leases are recognized at the lower of the fair value and the present value of the minimum lease payments at inception of the lease. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and are not recognized in the Company’s statement of financial position.

(f)	Intangible assets

Intangible assets that are acquired by the Company, which includes computer software and costs of computer software customization and implementation, are stated at cost less accumulated amortization and impairment losses. Amortization is recorded in general and administrative in the statement of comprehensive income on a straight line basis over the estimated useful lives of the intangible assets. The estimated useful life for the computer software is 3 years.

(g)	Impairment of non-financial assets

The Company’s mineral properties, plant and equipment are reviewed for an indication of impairment at each financial reporting date or at any time if an indicator of impairment is considered to exist. If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in profit or loss for the period.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies - continued

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is normally assessed at the level of cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Non-financial assets other than goodwill that have suffered an impairment are evaluated for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not been recorded.

(h)	Share-based payments

Equity-settled share-based payment arrangements such as the Company’s stock option plan are measured at fair value at the date of grant and recorded within equity. The fair value at grant date of all share-based payments is recognized as compensation expense over the vesting period, with a corresponding credit to shareholders’ equity. The Company estimates the fair value of share options granted using the Black-Scholes option pricing model. Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is reversed in the period the forfeiture occurs.

(i)	Revenue recognition

The Company recognizes revenue from the sale of concentrates upon delivery when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured. This is generally the shipment date. Revenue is based on market metal prices and mineral content. Revenue is recorded in the consolidated statements of comprehensive income net of treatment and refining costs paid to counter parties under terms of the off-take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement date caused by changes in the market metal prices results in an embedded derivative in the related trade accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

(j)	Reserve estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined in accordance with Canadian Securities Administrators National Instrument 43-101 Standards of Disclosure for Mineral Projects. Reserves and mineral resources are used in assessing life of mine for the calculation of depreciation and amortization, impairment assessment, assessment of life of mine stripping ratios, determination of exploration and evaluation assets, and for forecasting the timing of payment of rehabilitation costs. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves and resources being adjusted.

(k)	Reclamation and remediation provisions

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the cost of future reclamation and remediation as a liability in the period in which it incurs a legal or constructive obligation associated with the retirement of tangible mineral property, plant and equipment assets that results from the acquisition, construction, development, or normal use of the asset, if a reasonable estimate of the obligation can be made. The liability is measured initially by discounting such costs to the net present value using pre-tax rates and risk assumptions specific to the liability and the resulting cost capitalized to the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to profit or loss as a finance cost, and any change in the amount or timing of the underlying cash flows with the offsetting amount recorded as an adjustment to the reclamation and remediation provision cost included in mineral properties. The reclamation and remediation provision cost is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities, changes in remediation technology and changes in discount rates. The Company reviews its reclamation and remediation provision at least annually and as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such changes in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

Changes in the reclamation and remediation provision subsequent to the related asset reaching the end of its useful life and any excess of actual reclamation and remediation costs over the amount of initially estimated reclamation and remediation provision are recognized in the statement of comprehensive income when determined.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies - continued

	(l)	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, trade and other receivables, trade and other payables, including derivatives, promissory notes and convertible loan notes. These financial instruments are classified as either financial assets at fair value through profit or loss, available-for-sale, held-to-maturity, loans and receivables, financial liabilities at fair value through profit or loss or financial liabilities at amortized cost. Management determines their classification at initial recognition.

Transaction costs are expensed as incurred for financial instruments classified as financial assets at fair value through profit or loss. The effective interest rate method of amortization is used for any transaction costs for financial instruments measured at amortized cost, which includes loans and receivables and financial liabilities at amortized cost.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any other financial asset categories. The Company’s marketable securities are classified as available-for-sale and are initially and subsequently recorded at fair value. Changes in fair value, other than impairment losses are recognized in other comprehensive income (loss) and presented in the fair value reserve in shareholders’ equity. When the financial assets are sold or an impairment write-down is required, losses accumulated in the fair value reserve recognized in shareholders’ equity are included in profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s cash and cash equivalents and trade and other receivables are classified as loans and receivables and are initially measured at fair value and subsequently measured at amortized cost less any impairment.

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is classified as held for trading in the near future or is designated as such upon initial recognition. The Company’s derivative liabilities are classified as fair value through profit or loss. They are initially and subsequently recorded at fair value and changes in fair value are recognized in profit or loss. In the case of cash flow hedge transactions, that qualify for hedge accounting treatment, gains and losses would be recognized in other comprehensive income if designated as hedges for accounting purposes. The Company has elected not to apply hedge accounting to these instruments.

Financial liabilities at amortized cost

Financial liabilities at amortized cost are non-derivative financial liabilities that are not classified as financial liabilities at fair value through profit or loss. The Company’s trade and other payables, promissory notes, and convertible loan notes are classified as financial liabilities at amortized cost and are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method.

Compound financial instruments

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest and losses and gains relating to the financial liability are recognized in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognized on conversion.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies - continued

Impairment of financial instruments

The Company assesses at each financial reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired using the following criteria:

•

For available-for-sale financial assets, an impairment loss is established when there is a significant or prolonged decline in fair value of the investment or when there is objective evidence that the carrying amount of the investment may not be recovered. The amount of the impairment loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Any amounts related to that asset are removed from losses accumulated in the fair value reserve recognized in shareholders’ equity and are included in profit or loss. Reversals in respect of available-for-sale financial assets are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in other comprehensive income until the assets are disposed of.

•

For loans and receivables, a provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor or delinquency in payments are considered indicators that a trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of provision account and the amount of the loss is recognized in the statement of comprehensive income within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the statement of comprehensive income.

(m)	Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity.

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of deferred tax assets recognized is limited to the amount that is, in management’s estimation, probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(n)	Earnings per share

Earnings per share is calculated based on the weighted average number of shares outstanding during the period. The Company follows the treasury stock method for the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of share options and warrants, if dilutive.

(o)	Segment reporting

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive office and the executive management team (the chief operating decision maker or “CODM”) in assessing performance and in determining allocation of resources. The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures such as net property, plant and equipment as well as operating results. All operating segments’ operating results are reviewed regularly by the Company’s senior management to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available. The Company has determined the operating segments based on this information.

Segment results that are reported to senior management include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly of corporate office expenses.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

4.	Trade and other receivables

	December 31,	December 31,	January 1,
	2011	2010	2010
Trade accounts receivable	$11,180	$5,151	$3,472
Value added tax receivable	2,902	4,399	2,024
Other	214	317	251
	14,296	9,867	5,747
Allowance for doubtful amounts	(220)	(232)	(208)
	$14,076	$9,635	$5,539

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 16%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

5.	Inventories

	December 31,	December 31,	January 1,
	2011	2010	2010
Concentrate	$2,748	$831	$410
Ore stockpile	115	370	80
Materials and supplies	1,503	993	681
Silver bullion	225	421	267
	$4,591	$2,615	$1,438

The amount of inventory recognized as an expense for the years ended December 31, 2011 and December 31, 2010 includes production costs, amortization and depletion and share-based payments directly attributable to the inventory production process.

The amount of write-down of inventories to net realizable value for the year ended December 31, 2011 was $45 (2010 - $nil) relating to silver bullion and $20 (2010 - $nil) relating to materials and supplies, which were recognized as expenses in the period the write-downs or losses occurred.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

6.	Mineral properties, plant and equipment

At December 31, 2011, the Company has mineral properties, plant and equipment assets of $41.9 million compared to $27.1 million at December 31, 2010. The company invested primarily in mine development, evaluation of mineral resources and purchase of capital assets at its Guanajuato and Topia mines. Given the geographic proximity of the San Ignacio and Santa Rosa properties to Guanajuato, management included acquisition and evaluation of the properties together with Guanajuato. At December 31, 2011, the Company had mineral property expenditures totalling $2,761 (2010 - $277) for San Ignacio and $1,459 (2010 - $nil) for Santa Rosa with $nil accumulated depreciation for each.

The major components of the Company's mineral properties, plant and equipment for Guanajuato and Topia mines and head office are as follows:

Guanajuato mine
					Mine	Leasehold
			Buildings		reclamation	improvements
	Mineral	Plant and	and mobile		and	and other
	properties	equipment	equipment	Land	remediation	equipment	Total
Cost
January 1, 2010	$4,418	$7,954	$1,771	$2,845	$569	$-	$17,557
Additions	5,784	4,509	506	-	-	-	10,799
Change in rehabilitation provision	-	-	-	-	(196)	-	(196)
Disposals	(69)	(173)	-	-	-	-	(242)
Foreign exchange	(1,034)	(1,503)	(427)	(645)	(66)	-	(3,675)
December 31, 2010	9,099	10,787	1,850	2,200	307	-	24,243
Additions	11,086	7,495	330	-	-	-	18,911
Change in rehabilitation provision	-	-	-	-	148	-	148
Disposals	-	(161)	-	-	-	-	(161)
Foreign exchange	(1,678)	(1,438)	(208)	(210)	(28)	-	(3,562)
December 31, 2011	$18,507	$16,683	$1,972	$1,990	$427	$-	$39,579

Accumulated depreciation
January 1, 2010	$2,625	$3,903	$1,051	$-	$320	$-	$7,899
Depreciation	1,198	1,715	259	-	31	-	3,203
Disposals	-	(135)	-	-	-	-	(135)
Foreign exchange	(568)	(825)	(237)	-	(72)	-	(1,702)
December 31, 2010	3,255	4,658	1,073	-	279	-	9,265
Depreciation	1,671	1,627	183	-	31	-	3,512
Disposals	-	(126)	-	-	-	-	(126)
Foreign exchange	(365)	(536)	(118)	-	(65)	-	(1,084)
December 31, 2011	$4,561	$5,623	$1,138	$-	$245	$-	$11,567

Net book value
January 1, 2010	$1,793	$4,051	$720	$2,845	$249	$-	$9,658
December 31, 2010	$5,844	$6,129	$777	$2,200	$28	$-	$14,978
December 31, 2011	$13,946	$11,060	$834	$1,990	$182	$-	$28,012

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

6.	Mineral properties, plant and equipment - continued

Topia mine
					Mine	Leasehold
			Buildings		reclamation	improvements
	Mineral	Plant and	and mobile		and	and other
	properties	equipment	equipment	Land	remediation	equipment	Total
Cost
January 1, 2010	$9,163	$5,989	$402	$34	$232	$-	$15,820
Additions	2,392	2,798	10	3	-	-	5,203
Change in rehabilitation provision	-	-	-	-	266	-	266
Foreign exchange	(1,598)	(1,155)	(96)	(23)	(30)	-	(2,902)
December 31, 2010	9,957	7,632	316	14	468	-	18,387
Additions	1,619	1,902	907	-		-	4,428
Change in rehabilitation provision	-	-	-	-	242	-	242
Foreign exchange	(1,152)	(915)	(57)	(2)	(48)	-	(2,174)
December 31, 2011	$10,424	$8,619	$1,166	$12	$662	$-	$20,883

Accumulated depreciation
January 1, 2010	$2,923	$3,030	$217	$-	$187	$-	$6,357
Depreciation	727	465	17	-	3	-	1,212
Foreign exchange	(510)	(652)	(49)	-	(42)	-	(1,253)
As at December 31, 2010	3,140	2,843	185	-	148	-	6,316
Depreciation	674	578	18	-	34	-	1,304
Foreign exchange	(237)	(305)	(19)	-	(17)	-	(578)
December 31, 2011	$3,577	$3,116	$184	$-	$165	$-	$7,042

Net book value
January 1, 2010	$6,240	$2,959	$185	$34	$45	$-	$9,463
December 31, 2010	$6,817	$4,789	$131	$14	$320	$-	$12,071
December 31, 2011	$6,847	$5,503	$982	$12	$497	$-	$13,841

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

6.	Mineral properties, plant and equipment - continued

Head office
					Mine	Leasehold
			Buildings		reclamation	improvements
	Mineral	Plant and	and mobile		and	and other
	properties	equipment	equipment	Land	remediation	equipment	Total
Cost
January 1, 2010	$-	$-	$-	$-	$-	$341	$341
Additions	-	-	-	-	-	19	19
Disposals	-	-	-	-	-	(2)	(2)
December 31, 2010	-	-	-	-	-	358	358
Additions	-	-	-	-	-	61	61
Disposals	-	-	-	-	-	(7)	(7)
December 31, 2011	$-	$-	$-	$-	$-	$412	$412

Accumulated depreciation
January 1, 2010	$-	$-	$-	$-	$-	$250	$250
Depreciation	-	-	-	-	-	29	29
Disposals	-	-	-	-	-	(2)	(2)
December 31, 2010	-	-	-	-	-	277	277
Depreciation	-	-	-	-	-	47	47
Disposals	-	-	-	-	-	(5)	(5)
December 31, 2011	$-	$-	$-	$-	$-	$319	$319

Net book value
January 1, 2010	$-	$-	$-	$-	$-	$91	$91
December 31, 2010	$-	$-	$-	$-	$-	$81	$81
December 31, 2011	$-	$-	$-	$-	$-	$93	$93

Consolidated
					Mine	Leasehold
			Buildings		reclamation	improvements
	Mineral	Plant and	and mobile		and	and other
	properties	equipment	equipment	Land	remediation	equipment	Total
Net book value
January 1, 2010	$8,033	$7,010	$905	$2,879	$294	$91	$19,212
December 31, 2010	$12,661	$10,918	$908	$2,214	$348	$81	$27,130
December 31, 2011	$20,793	$16,563	$1,816	$2,002	$679	$93	$41,946

Guanajuato mine

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver-gold mines in Guanajuato, Mexico which includes two main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate).

During 2011, the Company acquired rights to a new silver-gold project, the Santa Rosa Project, in Guanajuato, Mexico, for $1,459, and is included in Guanajuato’s mineral properties. The Company added $2,484 (2010 - $277) to Guanajuato’s mineral properties relating to San Ignacio in 2011, resulting in total costs of $2,761.

Topia mine

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia mining concessions located in the municipality of Topia in the state of Durango, Mexico.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

7.	Intangible assets

	2011	2010
Cost
Balance, January 1	$383	$176
Additions	627	224
Foreign exchange	(69)	(17)
Balance, December 31	$941	$383

Accumulated depreciation
Balance, January 1	$109	$74
Depreciation	135	44
Foreign exchange	(11)	(9)
Balance, December 31	233	109
Net book value, December 31	$708	$274

8.	Trade and other payables

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to mining and exploration activities. The usual credit period taken for trade purchases is between 0 to 30 days.

The following is an aged analysis of the trade and other payables:

	December 31,	December 31,	January 1,
	2011	2010	2010
Less than 1 month	$4,663	$3,459	$1,523
1 to 3 months	323	-	-
3 to 6 months	1,312	-	-
Over 6 months	52	1,299	1,108
	$6,350	$4,758	$2,631

Included in trade and other payables are amounts due to related parties which are disclosed in note 19.

9.	Long-term debt

(a)	Promissory notes:

During the year ended December 31, 2010, the Company purchased equipment financed by two promissory notes requiring equal blended monthly payments of $11 for 24 months, commencing on the first day of the month after delivery of the equipment. The promissory notes bore interest at 6% per annum, compounded and calculated semi-annually and were secured by the equipment. On April 29, 2011, the Company extinguished its promissory notes relating to equipment purchase and the remaining accrued interest was paid in cash. The total interest paid on the promissory notes for the year ended December 31, 2011 was $8 (2010 - $29).

(b)	Convertible loan notes:

On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050. The financing consisted of two 8% per annum unsecured convertible notes maturing July 14, 2011, convertible into common shares of the Company at a price of $2.25 per share at the holders’ option at any time. On issuance, the fair value of the liability component of the convertible note was $2,084. The liability component was valued using a company specific interest rate assuming no conversion feature existed.

The debt component was accreted to its fair value over the term to maturity as a non-cash interest charge and the equity component is presented in convertible loan notes reserves as a separate component of shareholders’ equity.

On March 8, 2011, the note holders exercised their option to convert the two convertible notes into equity. In accordance with the financing agreement, the Company issued 1,800,000 fully paid common shares at the conversion price of $2.25 per common share.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

10.	Reclamation and remediation provision

The Company’s reclamation and remediation provision relates to site restoration, clean-up and ongoing treatment and monitoring of the Topia and Guanajuato mines. Although the ultimate amount of the rehabilitation provision is uncertain, the fair value of these obligations is based on information currently available which is reviewed at each reporting date to take into account any material changes to the information. The timing of rehabilitation is likely to depend on when the mines cease to produce at economically viable rates which will depend upon future metal prices and are inherently uncertain. A reconciliation of the reclamation and remediation provision is as follows:

	December 31,	December 31,
	2011	2010
Balance, beginning of year	$1,955	$2,086
Revision in estimates	152	(172)
Accretion expense	47	41
Balance, end of year	$2,154	$1,955

The reclamation and remediation provision is based on the following assumptions:

•	The total undiscounted estimated cash flows required to settle the Company’s estimated obligations is US$2,039 (2010 – US$2,039).

•

The increase in mine life (note 3d) at both the Guanajuato and Topia mines had the effect of decreasing the asset retirement obligations and their corresponding assets. The decrease was offset by decreases in the interest rate used to discount the cash flows and the weakening of the Canadian dollar against the US dollar during the year ended December 31, 2011. The resulting effect is a revision in estimate of the reclamation and remediation provision for the Guanajuato and Topia mines, increasing by $43 and $109, respectively.

•

The expected timing of payments totaling US$2,039 is estimated as follows: US$756 in 2017, US$125 in 2018, US$125 in 2019, US$783 in 2022, US$125 in 2023 and US$125 in 2024. This timing matches the estimated remaining life of the mines, which is 5 years for Guanajuato and 10 years for Topia.

•	A risk-free rate of 1.89% for Topia and 0.83% for Guanajuato (2010 – 3.3% and 1.02% respectively) has been used to discount the cash flows.

11.	Share capital

	(a)	Authorized:

Unlimited number of common shares without par value

Unlimited number of Class A preferred shares without par value, issuable in series

Unlimited number of Class B preferred shares without par value, issuable in series

	(b)	Issued and fully paid:

Common shares: 137,408,912 (2010 – 119,913,766)

Preferred shares: nil (2010 – nil)

	(c)	Financing

On April 12, 2011, the Company closed a bought deal financing with a syndicate of underwriters for $22,512 in proceeds, net of issuance costs of $1,638, including $384 in warrants issued to the underwriters (note 11e). 5,750,000 common shares were issued at a price of $4.20 per share.

	(d)	Share options:

The Company is authorized to grant incentive share options (“options”) to officers, directors, employees and consultants as incentive for their services, subject to limits with respect to insiders. Pursuant to the Company’s 2007 Amended and Restated Incentive Share Option Plan (the “2007 Plan”), options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding issue at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding issue. The exercise price of options is determined by the board of directors but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted.

Options have expiry dates of no later than 10 years after the date of grant and will cease to be exercisable 30 days following the termination of the participant’s employment or engagement.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

11.	Share capital - continued

The continuity of share options for the year ended December 31, 2011 is as follows:

		Balance					Balance
Exercise		December 31,					December 31,
Price	Expiry date	2010	Granted	Cancelled	Expired	Exercised	2011
$ 0.90	January 5, 2011	125,000	-	-	-	(125,000)	-
$ 0.45	February 8, 2014	1,988,000	-	-	-	(1,183,000)	805,000
$ 0.45	February 29, 2012	160,000	-	-	-	(160,000)	-
$ 0.52	March 25, 2011	200,000	-	-	-	(200,000)	-
$ 0.70	September 3, 2014	965,000	-	-	-	(650,000)	315,000
$ 0.90	February 29, 2012	90,000	-	-	-	(90,000)	-
$ 0.90	December 2, 2014	337,500	-	-	-	(175,500)	162,000
$ 0.90	July 11, 2015	245,000	-	-	-	(127,000)	118,000
$ 1.15	October 17, 2015	105,000	-	-	-	(53,500)	51,500
$ 1.90	November 21, 2015	415,000	-	-	-	(325,000)	90,000
$ 2.40	December 5, 2016	-	2,705,000	-	-	-	2,705,000
		4,630,500	2,705,000		-	(3,089,000)	4,246,500
Weighted average exercise price		$ 0.73	$ 2.40	-	-	$ 0.75	$ 1.78

As at December 31, 2011, all share options are fully vested. The weighted average remaining contractual life of the options outstanding as at December 31, 2011 is 4.08 years.

The continuity of share options for the year ended December 31, 2010 is as follows:

		Balance					Balance
Exercise		January 1,					December 31,
Price	Expiry date	2010	Granted	Cancelled	Expired	Exercised	2010
$ 0.45	February 27, 2010	125,000	-	-	-	(125,000)	-
$ 0.45	July 26, 2010	400,000	-	-	-	(400,000)	-
$ 0.90	January 5, 2011	830,000	-	-	-	(705,000)	125,000
$ 0.45	February 8, 2014	3,944,125	-	-	-	(1,956,125)	1,988,000
$ 0.45	February 29, 2012	160,000	-	-	-	-	160,000
$ 0.52	March 25, 2011	310,000	-	-	-	(110,000)	200,000
$ 0.70	September 3, 2014	1,290,000	-	-	-	(325,000)	965,000
$ 0.90	December 3, 2010	185,000	-	-	-	(185,000)	-
$ 0.90	February 29, 2012	90,000	-	-	-	-	90,000
$ 0.90	December 2, 2014	580,000	-	-	-	(242,500)	337,500
$ 0.90	July 11, 2015	-	670,000	(65,000)	-	(360,000)	245,000
$ 1.15	October 17, 2015	-	240,000	(25,000)	-	(110,000)	105,000
$ 1.90	November 21, 2015	-	415,000	-	-	-	415,000
		7,914,125	1,325,000	(90,000)	-	(4,518,625)	4,630,500
Weighted average exercise price		$ 0.59	$ 1.24	$ 0.93	-	$ 0.64	$ 0.73

As at December 31, 2010, all share options were fully vested. The weighted average remaining contractual life of the options outstanding as at December 31, 2010 was 3.25 years.

During the year ended December 31, 2011, the Company recorded compensation expense for the fair value of share options of $2,496 (2010 - $869) for share options that were granted during the period. The weighted average fair value of options granted during 2011 was $0.92 (2010 - $0.61) .

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

11.	Share capital - continued

The fair value per option granted was determined using the following weighted average assumptions at the time of the grant using the Black Scholes option pricing model as follows:

	2011	2010
Risk-free interest rate	0.88%	1.6%
Expected life	1.94 years	2.1 years
Annualized volatility	79%	108.3%
Dividend rate	-	-

(e)	Warrants:

The continuity of warrants for the year ended December 31, 2011 is as follows:

			Balance,				Balance,
	Exercise		December 31,				December 31,
Series	price	Expiry date	2010	Issued	Exercised	Expired	2011
SFPO(1) warrants	$0.90	November 17, 2011	6,315,650	-	(6,307,150)	(8,500)	-
Agent warrants	$0.90	November 17, 2011	548,996	-	(548,996)	-	-
Underwriters’ warrants	$4.20	April 12, 2013	-	316,250	-	-	316,250
			6,864,646	316,250	(6,856,146)	(8,500)	316,250
Weighted average exercise price			$0.90	$4.20	$0.90	$0.90	$4.20

(1) Short Form Prospectus Offering, “SFPO”

The Underwriters’ warrants associated with the bought deal financing (note 11c) were valued at $384 using the Black Scholes model. The assumptions used for the valuation of the Underwriters’ warrants were a risk-free interest rate of 1.85%, volatility of 76.7%, dividends paid of nil, exercise price of $4.20 per share, and an expected life of the warrants of 1.24 years. The weighted average fair value of warrants issued during 2011 was $1.21 (2010 – nil).

The continuity of warrants for the year ended December 31, 2010 was as follows:

			Balance,				Balance,
	Exercise		January 1,				December 31,
Series	price	Expiry date	2010	Issued	Exercised	Expired	2010
Series “L”
Warrants	$0.35	January 22, 2010	1,177,500	-	(1,177,500)	-	-
Finder’s	$0.35	January 22, 2010	70,756	-	(70,756)	-	-
Warrants
SFPO Warrants	$0.90	November 17, 2011	8,808,750	-	(2,493,100)	-	6,315,650
Agent Warrants	$0.90	November 17, 2011	963,150	-	(414,154)		548,996
			11,020,156	-	(4,155,510)	-	6,864,646
Weighted average exercise price			$0.80	-	$0.64	-	$0.90

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

11.	Share capital - continued

	(f)	Earnings per share and diluted earnings per share:

Earnings per share and diluted earnings per share are calculated based on the following weighted average number of shares outstanding:

	2011	2010
Shares outstanding at January 1	119,913,766	111,239,631
Effect of share options exercised	2,292,166	1,632,168
Effect of warrants exercised	3,253,708	1,550,427
Effect of extinguishment of convertible notes	1,469,589	-
Effect of short form prospectus offering	4,143,151	-
Basic weighted average number of shares outstanding	131,072,380	114,422,226
Effect of dilutive share options	1,811,979	2,836,319
Effect of dilutive warrants	2,516,754	1,674,075
Diluted weighted average number of shares outstanding	135,401,113	118,932,620

For the year ended December 31, 2011 there were 90,610 (2010 – 35,609) potentially dilutive shares that have not been included in the diluted earnings per share calculation for the period presented.

(g)	Shareholder Rights Plan

On March 7, 2008, the Board of Directors approved the adoption of a Shareholder Rights Plan (the "Plan") as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction. To implement the Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on March 7, 2008. Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company.

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the Plan. Under the Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender. Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

The Plan was ratified on June 27, 2008 and will continue until the annual general meeting of shareholders in 2012.

12.	General and administrative expenses

	2011	2010
Administrative expenses	$7,761	$5,929
Amortization and depreciation	97	52
Share-based payments	1,248	388
	$9,106	$6,369

13.	Finance costs

	2011	2010
Interest accretion on convertible loan notes	$239	$939
Interest expense	-	92
Lease interest	38	82
Accretion on reclamation and remediation provision	47	41
	$324	$1,154

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

14.	Capital management

The Company’s objectives when managing capital are to:

•	ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern;

•	maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, and the operation of producing mines;

•	maintain investor, creditor and market confidence to sustain future development of the business; and

•	provide returns to shareholders and benefits for other stakeholders.

The Topia and Guanajuato mines are in production, but exploration activities are also performed at these properties in order to identify further resources. The Company plans to use funds from the sale of concentrates to fund operations and exploration activities.

The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board of Directors and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. For the year ended December 31, 2011, the Company’s management assessed changes in quantitative and qualitative data with respect to the Company’s objectives, policies and processes for managing capital implemented in the prior year to ensure their continued appropriateness. Going forward, the Company will continue to focus on internally generated cash flow to reduce or eliminate its reliance on equity and debt financing.

The Company’s capital structure is dependent on expected business growth and changes in the business environment. As at December 31, 2011, the Company is not subject to externally imposed capital requirements.

15.	Derivative financial instruments

On July 22, 2010, the Company entered into a zinc put and call option contract (the “2010 Zinc Contract”) for 500 metric tonnes with a contract period from July 2010 to December 2010. The floor and cap price per metric tonne is US$1,800 and US$1,975, respectively. Under the terms of the 2010 Zinc Contract, the Company received the prevailing market zinc price while within the price range. Outside of the price range, the Company received a minimum of the floor price or a maximum of the cap price if the market price is below the floor price and above the cap price, respectively. The 2010 Zinc Contract was settled in early January 2011.

On November 3, 2010, the Company entered into a lead put and call option contract (the “Lead Contract”) for a total of 500 metric tonnes which are settled equally over ten monthly contract periods from December 2010 to September 2011. The floor and cap price per metric tonne is US$1,800 and US$3,100, respectively. Under the terms of the Lead Contract, the Company received the prevailing market lead price while within the price range. Outside the price range, the Company received a minimum of the floor price or a maximum of the cap price if the market is below the floor price and above the cap price, respectively. Also under the terms of the Lead Contract, the Company pledged $101 (US$100) as cash collateral. Accordingly, this amount was also classified as restricted cash. As at December 31, 2011, the cash collateral from the Lead Contract is $nil (2010 - $101) and the liability under the Lead Contract is $nil (2010 - $23).

On August 30, 2011 the Company entered into a zinc put and call option contract (the “2011 Zinc Contract”) for 50 metric tonnes with a contract period from August 2011 to November 2011. The floor and cap price per metric tonne were US$2,000 and US$2,525 respectively. Under the terms of the 2011 Zinc Contract, the Company was entitled to receive prevailing market zinc prices while within the floor and cap range. Outside of the price range, the Company was entitled to receive a minimum of the floor price or a maximum of the cap price if the market price was below the floor price and above the cap price, respectively. The 2011 Zinc Contract was closed in October 2011 as the counter-party became insolvent.

The Company determined that these contracts are derivative financial instruments that should be measured at fair value at each reporting period with any gains or losses recognized in profit or loss in the period in which they arise. During the year ended December 31, 2011, the Company recorded a mark-to-market gain of $24 (2010 – $148 loss).

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

16.	Fair value of financial instruments

The carrying values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are based on current bid prices at December 31, 2011. The fair values of the capital lease obligations to third parties approximate their amortized costs as the interest rates reflect estimated market rates at December 31, 2011.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data

The following tables illustrate the valuation method of the Company’s financial instruments carried at fair value as at December 31, 2011 and 2010:

Financial Assets:

Financial assets at fair value as at December 31, 2011

	Level 1	Level 2	Level 3	Total
Marketable securities	80	-	-	80

Financial assets at fair value as at December 31, 2010

	Level 1	Level 2	Level 3	Total
Marketable securities	200	-	-	200

Financial Liabilities:

There were no financial liabilities at fair value as at December 31, 2011.

Financial liabilities at fair value as at December 31, 2010

	Level 1	Level 2	Level 3	Total
Derivative instrument liability	$-	$53	$-	$53

During the year ended December 31, 2011, a mark-to-market loss of $103 (2010 – $10 loss) for marketable securities designated as available-for-sale has been recognized in other comprehensive loss. Available-for-sale financial assets are denominated in Canadian dollars. There were no disposals during the year. At December 31, 2011, receivables of $220 (2010 - $232) were impaired and provided for.

17.	Financial risk exposure and risk management

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company’s exploration program, and limited exposure to credit and market risks. There were no changes to the objectives or the process from the prior year.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

17.	Financial risk exposure and risk management - continued

The types of risk exposure and the way in which such exposures are managed are as follows:

	(a)	Concentration risk

Concentration risk exists in cash and cash equivalents because significant balances are maintained with three financial institutions. The risk is mitigated because the cash and cash equivalents are maintained with highly rated Canadian and Mexican financial institutions. Concentration risk also exists in trade accounts receivable because the Company’s revenues are currently substantially derived from sales to four customers. To mitigate the risk, the Company continues to consider selling its concentrates to other potential economically viable customers.

	(b)	Credit risk

Credit risk primarily arises from the Company’s cash and cash equivalents and trade and other receivables. The risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in high interest savings accounts and guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.

Trade and other receivables primarily consist of value added tax recoverable (“VAT”) and trade accounts receivable. To reduce credit risk, the Company regularly reviews the collectability of its trade and other receivables and establishes an allowance based on its best estimate of potentially uncollectible amounts. Trade receivables are due from large, multinational corporations that have conducted business in Mexico for a number of years. At December 31, 2011, the trade accounts receivable balance totalled $11,180 (2010 - $5,151), 67% of which has been collected as at February 23, 2012. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

The average credit period of sales is 4 months. The Company has the right to request up to a 90% advance on payment, payable 1 month subsequent to sale. The Company has financial risk management policies in place to ensure that all receivables are received within the pre-agreed credit terms.

The aging of trade accounts receivables at each reporting date are as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
Less than 30 days	$7,583	$4,097	$2,541
Within 31 to 60 days	596	654	776
Within 61 to 90 days	190	400	155
More than 90 days	2,811	-	-
	$11,180	$5,151	$3,472

(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures there is sufficient capital to meet short term business requirements. A key management goal is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

For the year ended December 31, 2011, cash flows provided by operations, receipt of trade and VAT receivables, proceeds from the issuance of shares, and proceeds from warrants and options exercised during the year were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures and head office costs. The Company’s cash and cash equivalents are invested in high interest savings accounts and guaranteed investment certificates which are available on demand to fund the Company’s operating costs and other financial demands.

The Company’s financial liabilities consist of trade and other payables and capital lease obligations, and are due within one year.

(d)	Market risk:

The significant market risks to which the Company is exposed are currency, interest rate and commodity price risk.

(i) Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

17.	Financial risk exposure and risk management - continued

The Company’s exploration, development and operating costs, and a significant portion of its administrative costs are in Mexico and are denominated in Mexican Pesos or US dollars. Revenues from the sale of concentrates are denominated in US dollars. The fluctuation of the US dollar and Mexican Peso in relation to the Canadian dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates as at December 31 are as follows:

	December 31,	December 31,
	2011	2010
MXN Peso per CDN Dollar	$13.7212	$12.4100
US Dollar per CDN Dollar	$0.9833	$1.0054

The Company has significant inter-company loans receivable from and loans payable to one of its Mexican subsidiaries, denominated in Canadian and US dollars. Since the loans receivable have fixed repayment dates and are expected to be repaid to the parent Company, they are not considered to be permanently invested in the foreign operation. Therefore, unrealized gains and losses on these loans are reflected in the consolidated net income of the Company for the reporting period. During the year ended December 31, 2011, the Company recorded a net foreign exchange loss of $4,040 (2010 - $415 gain) relating to the inter-company loans receivable and payable due to the rise in the Canadian dollar and US dollar against the Mexican Peso.

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time. Management believes the foreign exchange risk derived from currency conversions for the Mexican operations is not significant and therefore does not hedge its foreign exchange risk. Additionally, the US dollar trade accounts receivable are short term in nature and the foreign currency risk exposure on those receivables is minimal.

(ii)	Interest rate risk

The Company’s policy is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact the value of cash and cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. As at December 31, 2011, the Company held $35,845 (2010 - $12,957) in high interest savings accounts and guaranteed investment certificates.

(iii)	Commodity price risk

The value of the Company’s mineral resource properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals. At December 31, 2011, market prices were US$27.80/oz (2010 – US$30.63/oz) for silver, US$1,564.45/oz (2010 - US$1,410/oz) for gold, US$1,979.75/tonne (2010 - US$2,586/tonne) for lead, and US$1,827.50/tonne (2010 – US$2,432/tonne) for zinc.

Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production and short-term changes in supply and demand because of speculative hedging activities. The value of trade receivables depends on changes in metal prices over the quotation period.

The profitability of the Company’s operations is highly correlated to the market price of silver and gold. If metal prices decline for a prolonged period below the cost of production of the Company’s Topia and Guanajuato mines, it may not be economically feasible to continue production.

During the year, the Company held derivative financial instruments to mitigate certain fluctuations in lead and zinc prices (note 15).

(iv)	Sensitivity analysis

Based on historic trends over the last twelve months, volatilities in the above-noted market risks, and management’s knowledge and experience in the financial markets, the Company believes the following movements are reasonably possible over a twelve-month period:

•	A change of +1%/-1% from the prevailing market interest rates on deposits as of December 31, 2011.

•

Proportional foreign exchange movement of -10% (depreciation of CDN Dollar) and +10% (appreciation of CDN Dollar) against the US Dollar, from the December 31, 2011 CDN Dollar to US Dollar exchange rate of 0.9833.

•

Proportional foreign exchange movement of -10% (depreciation of CDN Dollar) and +10% (appreciation of CDN Dollar) against the Mexican Peso, from the December 31, 2011 CDN Dollar to Mexican Peso exchange rate of 13.7212.

•	A change of +10%/-10% from the prevailing commodity prices of US$27.80/oz for silver, US$1,564.45/oz for gold, US$1,979.75/tonne for lead, and US$1,827.50/tonne for zinc as of December 31, 2011.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

17.	Financial risk exposure and risk management - continued

If these movements were to occur, the impact on the consolidated net income (loss) for each category of financial instrument held at December 31, 2011 and December 31, 2010 are as follows:

December 31, 2011		Interest Rate Risk		Currency Rate Risk		Commodity Price Risk
		-1%	+1%	-10%	+10%	-10%	+10%
	Carrying
	Amount	Income	Income	Income	Income	Income	Income
Financial assets

Cash and cash equivalents
CDN dollars	$27,685	$(277)	$277	$-	$-	$-	$-
US dollars	4,270	(43)	43	474	(388)	-	-
Mexican Pesos	7,482	(75)	75	688	(563)	-	-

Accounts receivable US dollars	8,116	-	-	902	(738)	(812)	812

Inter-company loans receivable CDN dollars	50,796	-	-	5,644	(4,618)	-	-

Financial liabilities

Trade and other payables US dollars	1,846	-	-	(205)	168	-	-

Inter-company loans payable US dollars	4,735	-	-	(508)	445	-	-

Capital lease obligation US dollars	130	-	-	(15)	12	-	-
Total increase (decrease)		$(395)	$395	$6,980	$(5,682)	$(812)	$812

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

17.	Financial risk exposure and risk management - continued

December 31, 2010		Interest Rate Risk		Currency Rate Risk		Commodity Price Risk
		-1%	+1%	-10%	+10%	-10%	+10%
	Carrying
	Amount	Income	Income	Income	Income	Income	Income
Financial assets

Cash and cash equivalents
CDN dollars	$11,436	$(114)	$114	$-	$-	$-	$-
US dollars	2,336	(23)	23	260	(212)	-	-

Accounts receivable US dollars	5,159	-	-	573	(469)	(515)	515

Inter-company loans receivable CDN dollars	29,369	-	-	3,263	(2,670)	-	-

Financial liabilities

Trade and other payables US dollars	158	-	-	(18)	14	-	-

Inter-company loans payable US dollars	1,740	-	-	(187)	163	-	-

Capital lease obligation US dollars	497	-	-	(55)	45	-	-
Total increase (decrease)		$(137)	$137	$3,836	$(3,129)	$(515)	$515

At December 31, 2011, if the Canadian dollar had weakened or strengthened against the Mexican Peso by 10%, the additional net effect to shareholders' equity would be an increase of $404 or decrease of $331 respectively. At December 31, 2011, if commodity prices had decreased or increased by 10%, the additional net effect to shareholders' equity would be a decrease or increase of $306 respectively.

18.	Income taxes

(a) Recovery of (provision for) income taxes:

Income tax recovery (expense) differs from the amount which would result from applying the statutory Canadian tax rates for the following reasons:

	2011	2010
Net income before tax	$13,491	8,577
Canadian income tax rate	26.50%	28.50%

Income tax expense expected	(3,575)	(2,444)
Permanent differences	(1,175)	(828)
Different in tax rates	(295)	(150)
Reversal of Mexican flat tax liability	-	1,708
Benefit of tax attributes recognized and other items	3,060	3,797
Total income tax (expense) recovery	$(1,985)	2,083

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

18.	Income taxes - continued

(b) Unrecognized deferred tax assets:

Deferred tax assets have not been recognized in respect of the following items:

	2011	2010
Deductible (taxable) temporary differences	$1,690	$1,297
Tax losses	2,958	5,003
	$4,648	$6,300

At December 31, 2011, the Company had operating loss carry forwards of $20,454 (2010 - $34,134) and capital loss carry forwards of $1,683 (2010 – $1,683). The operating loss carry forwards at December 31, 2011 includes $10,910 (2010 - $18,610) in Canada and $9,544 (2010 – $15,524) in Mexico. The capital losses are without expiry, and the operating losses expire at various dates to 2029.

(c) Movements in temporary differences during 2010 and 2011 were as follows:

	Mineral			Reclamation
	properties,		Financial	and	Tax loss
	plant and	Loans and	liabilities at	remediation	carry
2010	equipment	receivables	amortized cost	provision	forwards	Total
Balance, January 1, 2010	$(2,098)	$(618)	$-	$339	$215	$(2,162)
Recognized in profit or loss	(2,532)	589	-	(339)	4,444	2,162
Balance, December 31, 2010	$(4,630)	$(29)	$-	$-	$4,659	$-

The Company had deferred tax assets relating to one of its Mexican subsidiaries at December 31, 2010 that were not recognized. At December 31, 2011, the same subsidiary had a deferred tax liability and this amount was recognized in the statement of financial position at December 31, 2011.

	Mineral			Reclamation
	properties,		Financial	and	Tax loss
	plant and	Loans and	liabilities at	remediation	carry
	equipment	receivables	amortized cost	provision	forwards	Total
Balance, January 1, 2011	$(4,630)	$(29)	$-	$-	$4,659	$-
Recognized in profit or loss	(417)	68	35	305	(1,815)	(1,824)
Balance, December 31, 2011	$(5,047)	$39	$35	$305	$2,844	$(1,824)

19.	Related party transactions

	2011	2010
Consulting fees paid or accrued to companies controlled by directors of the Company	$781	$702
Consulting fees paid or accrued to companies controlled by officers of the Company	290	215
Director fees paid or accrued	189	160
Cost recoveries received or accrued from a company with a common director of the Company	-	(51)
Office and administration fees paid or accrued to a company controlled by a director of the Company	85	86
	$1,345	$1,112

As at December 31, 2011, $42 (2010 - $167) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with common directors were $24 (2010 - $75) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at fair value.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

19.	Related party transactions - continued

Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the years ended December 31, 2011 and 2010 were as follows:

	2011	2010
Short-term benefits (i)	$2,509	$2,246
Share-based payments (ii)	969	118
	$3,478	$2,364

(i)	Short-term benefits include salaries and benefits, consulting and management fees.
(ii)	Share-based payments are the fair value of options granted to key management personnel under the stock option plan (note 11d).

The Company is committed to making severance payments amounting to approximately $3,352 to certain officers and management in the event that there is a change of control of the Company.

Subsequent to December 31, 2011 a payment in the amount of $676 was made to an executive and director in connection with his retirement and resignation from the board of directors.

20.	Commitments

As of December 31, 2011 the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years
Laboratory, equipment maintenance and drilling services	$1,365	$1,202	$163	$-
Operating lease payments(1)	260	154	106	-
Equipment purchases with third party vendors(2)	2,396	2,396	-	-
Environmental program(3)	69	69	-	-
Consulting	25	25	-	-
Total commitments	$4,115	$3,846	$269	$-

(1)	Lease payments were recognized as an expense in the period.
(2)	The Company expects to fulfill these capital expenditure commitments in fiscal 2012.
(3)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico.

21.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and one corporate segment located in Canada. Due to diversities in geography and production processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations. The Guanajuato operations produce silver and gold, and Topia operations produce silver, gold, lead and zinc.

2011
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
External mineral sales	$39,096	$18,722	$-	$-	$57,818	$-	$57,818
Amortization and depletion	3,270	1,195	-	-	4,465	96	4,561
Share-based payments	821	141	-	67	1,029	1,181	2,210
Interest revenue	-	-	-	103	103	332	435
Finance costs	29	17	-	39	85	239	324
Income (loss) before income	18,764	7,634	-	(5,709)	20,689	(7,198)	13,491
taxes
Income (loss) for the year	18,683	7,607	-	(7,586)	18,704	(7,198)	11,506
Capital expenditures	18,911	4,428	-	-	23,339	61	23,400
Total assets	$34,101	$21,888	$-	$6,706	$62,695	$40,249	$102,944

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

21.	Operating segments - continued

2010
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
External mineral sales	$27,983	$14,223	$-	$-	$42,206	$-	$42,206
Amortization and depletion	2,853	1,264	-	-	4,117	52	4,169
Share-based payments	444	37	-	-	481	388	869
Interest revenue	-	-	-	37	37	78	115
Finance costs	-	-	-	215	215	939	1,154
Income (loss) before income	4,472	1,680	(69)	3,918	10,001	(1,424)	8,577
taxes
Income (loss) for the year	4,472	1,680	(69)	6,001	12,084	(1,424)	10,660
Capital expenditures	10,799	5,203	-	-	16,002	19	16,021
Total assets	$19,441	$15,500	$-	$5,638	$40,579	$14,872	$55,451

Product Revenue

	2011	2010
Silver	$46,165	$31,665
Gold	11,601	8,366
Lead	1,880	2,231
Zinc	1,900	1,612
Copper	6	-
Ore processing revenues	842	630
Smelter and refining charges	(4,576)	(2,298)
	$57,818	$42,206

For the years ended December 31, 2011 and December 31, 2010, the Company had four customers that accounted for the majority total revenues as follows:

Customer	Segment	2011	2010
Customer A	Guanajuato	$17,152	$-
Customer B	Guanajuato	14,401	18,851
Customer C	Guanajuato	4,078	-
Customer C	Topia	18,659	-
Customer D	Guanajuato	-	9,592
Customer D	Topia	-	13,763
Other customers		3,528	-
		$57,818	$42,206

The trade accounts receivable balance of $11,180 at December 31, 2011 (2010 – 5,151) relates to three customers (note 4).

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

22.	Transition to IFRS

An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flow is set out in the following tables and the notes that accompany the tables.

The accounting policies in note 3 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information for the year ended December 31, 2010 and the preparation of an opening IFRS statement of financial position on the transition date, being January 1, 2010.

In preparing the consolidated financial statements for the year ended December 31, 2011, comparative information for the year ended December 31, 2010 have been adjusted from amounts reported previously in the financial statements prepared in accordance with GAAP.

The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to apply the following optional exemptions:

•	IFRS 3, Business Combinations, has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

•	IFRS 2, Share-Based Payments, has not been applied to equity instruments granted after November 7, 2002 which had not vested as of the transition date.

•	The Company has applied the transitional provision in IFRIC 4, Determining whether an Arrangement contains a lease, and has assessed all arrangements as at the date of transition.

•

 IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, has not been applied to decommissioning liabilities included in mineral properties, plant and equipment that occurred before the Transition Date to IFRS. In accordance with this IFRS 1 optional exemption, decommissioning and restoration liabilities of the Company are measured at the Transition Date under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and the amount to be included in the cost of the related asset is estimated by discounting the liabilities to the date at which the liabilities first arose. The Company did this using the best estimate of the historical discount rates that would have applied for that liability in the intervening period, and recalculating the accumulated depreciation using the depreciation policy adopted by the Company in accordance with IFRS.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

22.	Transition to IFRS - continued

Reconciliation from Canadian GAAP to IFRS

Reconciliation of assets, liabilities and equity as at January 1, 2010
	Note	Canadian GAAP	Effect of transition	IFRS

Assets
Current assets:
Cash and cash equivalents		$13,312	$-	$13,312
Restricted cash		23	-	23
Marketable securities		5,539	-	5,539
Trade and other receivables		342	-	342
Income taxes recoverable		1,438	-	1,438
Inventories		1,585	-	1,585
Prepaid expenses, deposits and advances		22,239	-	22,239

Non-current assets:
Mineral properties, plant and equipment	a,b,c	14,935	4,277	19,212
Intangible assets	c	-	102	102
		14,935	4,379	19,314
		$37,174	$4,379	$41,553

Liabilities and Shareholders’ Equity
Current liabilities:
Trade and other payables		$2,631	$-	$2,631
Capital lease obligations		801	-	801
Promissory notes		122	-	122
Convertible loan notes	d	-	-	-
Current tax liability		27	-	27
Deferred tax liability	e	506	(506)	-
		4,087	(506)	3,581
Non-current liabilities:
Capital lease obligations		63	-	63
Promissory notes		118	-	118
Convertible loan notes	d	3,356	(253)	3,103
Reclamation and remediation provision	b	1,382	704	2,086
Deferred tax liability	e	1,312	850	2,162
		6,231	1,301	7,532
Shareholders’ equity:
Share Capital		75,910	-	75,910
Reserves	a,b,d	11,808	403	12,211
Deficit	a,b,d,e	(60,862)	3,181	(57,681)
		26,856	3,584	30,440
		$37,174	$4,379	$41,553

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

22.	Transition to IFRS - continued

Reconciliation of Consolidated Statements of Financial Position as at December 31, 2010
	Note	Canadian GAAP	Effect of transition	IFRS
Assets
Current assets:
Cash and cash equivalents		$13,967	$-	$13,967
Restricted cash		151	-	151
Marketable securities		200	-	200
Trade and other receivables		9,635	-	9,635
Income taxes recoverable		239	-	239
Inventories		2,615	-	2,615
Prepaid expenses, deposits and advances		1,240	-	1,240
		28,047	-	28,047
Non-current assets:
Mineral properties, plant and equipment	a,b,c	17,538	9,592	27,130
Intangible assets	c	-	274	274
		17,538	9,866	27,404
		$45,585	$9,866	$55,451

Liabilities and Shareholders’ Equity
Current liabilities:
Trade and other payables		$4,758	$-	$4,758
Capital lease obligations		369	-	369
Promissory notes		373	-	373
Convertible loan notes	d	3,792	(76)	3,716
Current tax liability		19	-	19
		9,311	(76)	9,235
Non-current liabilities:
Capital lease obligations		128	-	128
Promissory notes		77	-	77
Convertible loan notes	d	-	-	-
Reclamation and remediation provision	b	516	1,439	1,955
		721	1,439	2,160
Shareholders’ equity:
Share Capital		83,470	-	83,470
Reserves	a,b,d	7,975	(368)	7,607
Deficit	a,b,d,e	(55,892)	8,871	(47,021)
		35,553	8,503	44,056
		$45,585	$9,866	$55,451

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

22.	Transition to IFRS - continued

Reconciliation of Consolidated Statements of Comprehensive Income for the year ended December 31, 2010
	Note	Canadian GAAP	Effect of transition	IFRS
Revenue		$42,206	$-	$42,206
Cost of sales:
Cost of sales		21,161	-	21,161
Amortization and depletion	a,b	2,362	1,755	4,117
Share-based payments		481	-	481
		24,004	1,755	25,759
Gross profit		18,202	(1,755)	16,447

Expenses:
Amortization and depreciation		52	-	52
Accretion on reclamation and remediation provision	b	206	(206)	-
Mineral property exploration expenditures	a	7,110	(7,039)	71
General and administrative		5,858	-	5,858
Share-based payments		388	-	388
		13,614	(7,245)	6,369
		4,588	5,490	10,078
Income (expenses):
Interest income		115	-	115
Interest expense	b	(934)	934	-
Finance costs	b,d	-	(1,154)	(1,154)
Foreign exchange loss	b	(373)	74	(299)
Loss on disposal of capital assets		(16)	-	(16)
Loss on derivative instruments		(147)	-	(147)
		(1,355)	(146)	(1,501)
Income before income taxes		3,233	5,344	8,577

Income tax recovery (expense):
Current		(113)	-	(113)
Deferred	e	1,850	346	2,196
Income for the period		$4,970	$5,690	$10,660

Other comprehensive income (loss), net of tax:
Foreign currency translation	a,b,e	(3,025)	(771)	(3,796)
Change in fair value of available-for-sale financial assets		(10)	-	(10)
Total comprehensive income for the year		$1,935	$4,919	$6,854

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

22.	Transition to IFRS - continued

Reconciliation of Consolidated Statements of Cash Flows for the year ended December 31, 2010
	Note	Canadian GAAP	Effect of transition	IFRS

Cash flows from by operating activities:
Income for the period		$4,970	$5,690	$10,660
Items not involving cash:
Amortization and depletion expenses	a,b	2,414	1,755	4,169
Unrealized foreign exchange (gains) losses	b	50	(42)	8
Deferred tax liability	e	(1,853)	(343)	(2,196)
Accretion on reclamation and remediation provision	b	206	(165)	41
Share-based payments		869	-	869
Interest accretion on convertible loan notes	d	436	503	939
Loss (gain) on disposal of capital assets		138	-	138
Shares received for mineral property and capital expenditures		(23)	-	(23)
		7,207	7,398	14,605
Changes in non-cash operating working capital:
Trade and other receivables		(4,263)	-	(4,263)
Income taxes recoverable		112	(9)	103
Inventories		(1,086)	181	(905)
Prepaid expenses, deposits and advances		327	12	339
Trade and other payables, including derivatives		1,926	(544)	1,382
Current tax liability		(8)	-	(8)
Net cash provided by operating activities		4,215	7,038	11,253

Cash flows used in investing activities:
Intangible assets		(25)	(199)	(224)
Mineral properties and capital expenditures	a,b,c	(8,011)	(6,888)	(14,899)
Proceeds from disposal of capital assets		37	-	37
Restricted cash		(151)	-	(151)
Net cash used in investing activities		(8,150)	(7,087)	(15,237)

Cash flows from financing activities:
Repayment of capital lease obligations		(938)	-	(938)
Repayment of promissory notes		(292)	-	(292)
Proceeds from exercise of options		2,871	-	2,871
Proceeds from exercise of warrants		3,054	-	3,054
Issuance of shares for cash, net of issue costs		(32)	-	(32)
Net cash provided by financing activities		4,663	-	4,663
Effect of foreign currency translation on cash		(73)	49	(24)
Increase in cash and cash equivalents		655	-	655
Cash and cash equivalents, beginning of period		13,312	-	13,312
Cash and cash equivalent, end of period		$13,967	$-	$13,967

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

22.	Transition to IFRS - continued

Notes to the reconciliations

	(a)	Mine evaluation and development costs

Under IFRS, the Company has elected to capitalize costs relating to the evaluation and development of mineral resources until a mineral resource as described in notes 3(c) and (d). Previously under GAAP the Company elected to expense these costs. This resulted in the following increases to Mineral properties, plant and equipment: $4,150 at January 1, 2010 and $9,518 at December 31, 2010.

	(b)	Reclamation and remediation provision (asset retirement obligations)

Under GAAP, asset retirement obligations are measured at fair value, incorporating market assumptions and discount rates based on the Company’s credit-adjusted risk-free rate. Adjustments are made to asset retirement obligations for changes in the timing or amount of the cash flows and the unwinding of the discount. However, changes in discount rates alone do not result in a re- measurement of the provision. Changes in estimates that decrease the liability are discounted using the discount rate applied upon initial recognition of the liability while changes that increase the liability are discounted using the current discount rate.

Under IFRS, reclamation and remediation provisions are measured based on management’s best estimate of the expenditures that will be made and adjustments to the provisions are made in each period for changes in the timing or amount of cash flow, changes in the discount rate, and the accretion of the provision to fair value (unwinding the discount). Furthermore, the estimated future cash flows should be discounted using the current applicable discount rates.

The Company has elected to apply the exemption from full retrospective application as allowed under IFRS. As such, the Company has revalued the reclamation and remediation provision as at the Transition Date under IAS 37, estimated the amount to be included in the related asset by discounting the liability to the date in which the liability arose using best estimates of the risk adjusted discount rates, and recalculated the accumulated depreciation and depletion under IFRS. This resulted in increases to mineral properties, plant and equipment and reclamation and remediation provision at January 1, 2010 of $229 and $704, respectively. This IFRS-GAAP difference also resulted in increases to mineral properties, plant and equipment at December 31, 2010 of $348, increases to reclamation and remediation provision at December 31, 2010 of $1,439 and decreases in foreign exchange loss of $74 during the year ended December 31, 2010.

In addition, under GAAP, the unwinding of the discount was disclosed as accretion on asset retirement obligation, and has now been reclassified to finance costs as required under IFRS.

Depreciation relating to the adjustments in mine evaluation and development (note 22a) for the year ended December 31, 2010 was $1,200. Depreciation and finance costs relating to the adjustments in reclamation and remediation provision (note (b) above) for the year ended December 31, 2010 were $542.

	(c)	Intangible assets reclassification

The Company, under GAAP, had included certain intangible assets relating to capitalized software costs under Mineral properties, plant and equipment. Under IFRS, intangible assets including capitalized software costs should be disclosed separately in the statement of financial position. This resulted in a reclassification of $102 on transition date and $274 at December 31, 2010.

	(d)	Convertible loan notes revaluation

Under GAAP, the Company valued the equity and liability components of its convertible loan note by first valuing the equity component which is then deducted from the fair value of the instrument as a whole. The residual amount is assigned to the liability component. Under IFRS, a similar bifurcation into equity and liability is required; however, the liability component is valued first by reference to the fair value of a similar liability that does not have a conversion option and the equity component is valued as the residual amount. This resulted in a decrease to convertible loan notes of $253 on transition date and $76 at December 31, 2010 and an increase to finance costs of $179 for the year ended December 31, 2010. On March 8, 2011, the convertible loan notes were converted (note 9b).

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

22.	Transition to IFRS - continued

	(e)	Income tax

		a.	Calculation of deferred tax on non-monetary items

Under GAAP, the Company calculated deferred tax balances related to asset and liabilities measured in a foreign currency in the currency in which the taxes are paid and then converted to the presentation currency at the current exchange rate. Under IFRS, deferred taxes related to assets and liabilities measured in a foreign currency are determined by comparing the accounting basis calculated at historical rate for non-monetary items to the tax basis converted at the current exchange rate. Deferred tax adjustments arise from this different treatment when an entity’s functional currency differs from that in which the entity calculates and pays tax. The Company’s adjustments for this difference primarily relate to the Mexican subsidiaries which have significant mineral property, plant and equipment balances recorded and had different functional and tax currencies prior to January 1, 2010. This resulted in a decrease to deferred tax liability of $602 on the transition date.

		b.	Deferred tax classification

Under previous GAAP deferred taxation assets were classified between current and non-current based on the classification of the underlying assets and liabilities that gave rise to the differences. IAS 12 requires that deferred taxation amounts be classified as non-current assets or liabilities.

		c.	Other Deferred tax adjustments

Deferred taxes have also been adjusted for the changes to net book values arising as a result of the adjustments for first time adoption of IFRS as discussed above. This resulted in an increase to deferred income tax recovery of $346 for the year ended December 31, 2010.

Material adjustments to the Statement of Cash Flows for 2010

Consistent with the Company’s accounting policy choice, as discussed in note 22(a), capitalized mine evaluation costs have been reclassified from operating to investing activities.

23.	Changes in accounting standards

Presentation of items of other comprehensive income (“OCI”)

IAS 1 is amended to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial instruments

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions.

In December 2011, the IASB amended the IFRS 7 (Financial Instruments: Disclosures) requiring additional disclosures on offsetting of financial assets and financial liabilities. This amendment is effective for annual periods beginning on or after January 1, 2013. This standard also requires additional disclosures about the initial application of IFRS 9. This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied). IAS 32 (Financial Instruments: Presentation) was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014.

The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

23.	Changes in accounting standards - continued

Consolidation

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IAS 27 and IAS 28 – Investments in Associates were revised and reissued as IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Joint Arrangements

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Disclosure of Involvement with Other Entities

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Fair Value Measurement

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Income Taxes

IAS 12 was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The Company is assessing the effect of the changes to IAS 12 on its financial results and financial position.

Stripping Costs in the Production Phase of a Mine

In October of 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Mine, which clarifies the requirements for accounting for costs of stripping activities in the production phase when two benefits accrue: (1) usable ore that can be used to produce concentrate inventory and (2) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual reporting periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping costs. The Company is currently evaluating the impact IFRIC 20 is expected to have on its consolidated financial statements.